EXHIBIT 99.2

William Charters 5537 Newcastle Lane Calabasas, CA 91302 (925) 330-6016	Stephen Salvadore 38 Sunset Drive East Greenwich, RI 02818 (646) 320 0191	Gary Wyetzner 64 Norris Avenue Metuchen, NJ 08840 (646) 484-0540
January 9, 2024

Regis Corporation
3701 Wayzata Boulevard
Minneapolis, MN 55416
Attention:  David J. Grissen, Chairman of the Board of Directors

Dear Mr. Grissen,
Our group beneficially owns approximately 173,231 shares of Regis Corporation (the “Company”), representing approximately 7.6% of the issued and outstanding stock. Members of our group have considerable and wide-ranging experience in distressed investing, investment banking, financial restructuring, technology implementation, and managing businesses. We have resources to commit more capital, but our concern regarding the direction of the Company tempers our enthusiasm.
We believe the Company has been significantly mismanaged and requires new leadership and governance. We seldom witness a Board of Directors (the “Board”) that has presided over this much value destruction and continues on as business as usual. We have a plan where all stakeholders including franchisees, creditors, and shareholders, would benefit. We request two board seats to infuse the necessary skills and shareholder representation into the Company and steer it away from stale and destructive ideas that could lead to insolvency, which would harm all stakeholders. More specifically, we believe that four current directors should step down promptly, that the Board should be reduced in size to five independent directors and the CEO, and that our two highly qualified candidates be appointed to the Board now.
The Company recently stunned the market by announcing it is evaluating strategic alternatives, including raising capital with an equity component. This was surprising given the Company has almost 2 years before its term loan matures and, we believe, sufficiently ample room under its bank covenants to operate. Given the Company’s current business performance, efforts should be made to increase cash flow by eliminating excessive costs rather than pursuing what could be a band-aid financing initiative that allows for future value destruction against stakeholders while management and the Board continue to be over compensated relative to their performance.
The Company should significantly cut expenses by eliminating wasteful and misguided spending. We believe cost cuts would not have a negative impact on the Company’s royalty stream and would be immediately accretive to earnings. Given a higher cash flow profile, the Company could begin paying down existing debt and improve prospects for refinancing its debt facility within 20 months.
We find it remarkable that a company like Regis exists, where a few cost cuts can result in net earnings close to its market cap within a business quarter. Once the Company has stabilized, efforts to improve operations using “off the shelf” technology could be implemented to attract and retain customers. The Board and current CEO have overseen the incredible collapse of Regis’ equity market value to under $20 million which represents a stock decline of over 80% in the last couple of years alone. Half of the Board is over their own publicly disseminated tenure limit guidelines promoting a culture mired in status quo rather than change. It is clear to our group that the Board needs new members to effectuate a successful turnaround for all stakeholders.
Company’s Strategy
For the last several years, the Company has insisted upon expensive in-person meetings to assess its franchisees’ wants and needs. It was agreed that the franchisees needed a technology platform to help customer acquisition, retention, and overall experience. The Company’s Zenoti solution seems promising but the roll-out has been 18 months delayed due to poor execution.
While Zenoti was and continues to be implemented, management spends significant money on in-person training that is inefficient and incredibly expensive. The Company flies nearly one thousand stylists including the entire management team to stylist events around the country for training, food, drinks, entertainment (e.g., Las Vegas, Miami). These participants represent a tiny percentage of all stylists, and these events result in a terrible return on investment.
Online training and other applicable technologies have advanced greatly in the last three years, and new ideas are exactly what this Company needs to compete. Although we believe the Company has some extraordinary and energized franchisees, it is unlikely that management can develop a strategy to stem market share losses due to non-merit-based compensation and insufficient technology skills.
The many franchisees we’ve spoken with feel the Company’s current management team does not have the skills to develop and execute a winning strategy. They are also upset by excessive compensation paid to the management team and to the Board. The objective reality has been a small group of upper management has been richly rewarded despite the delayed roll-out of Zenoti, zero pay-down of debt, and a collapsing stock price. Incentives need to be realigned so that executives prosper as stockholders gain and other stakeholders benefit.

Cost Savings

As of the last quarter, the Company has a trailing twelve-month EBITDA of $25 million, excluding one-time items. With net debt of $160 million, including anticipated future incoming Zenoti payments, the Company’s EBITDA is levered 6.4x. But as an asset-light franchisor, it has virtually no CapEx and, due to losses inflicted by Covid, won’t be paying taxes for the foreseeable future. The EBITDA only needs to cover the actual interest expense that is expected to be approximately $21 million (including the pay-in-kind portion) next year if interest rates don’t increase.

We believe the Company should cut unnecessary expenses, which by our estimation could increase EBITDA to $38 million, reducing leverage to 4.21x. These cost cuts would allow debt to be reduced, prospects of refinancings to increase, and investment in more scalable technology to be pursued. So, here are the steps to reduce costs, enhance shareholder equity, and potentially significantly increase the stock price:

1) Eliminate Parties (Estimated Annual Savings: $2 million): The Company is flying franchisees out for another Las Vegas party in January 2024. Almost 1,000 guests attended its January 2023 event which was a sequel to its October 2022 event. It has had at least one more party in Miami during 2023. Although there is a training component to these events, those trainings can easily be done locally or through technology. Franchisees that we have spoken to refer to these events as wasteful boondoggles. Flying thousands of people, including the entire management team around the country paying for their food, hotel, and entertainment is a wasteful endeavor given the Company’s levered financial position. Even if franchisees pay part of this money through their marketing budget, this still is not a good use of capital.

2) Reduce cash compensation (Estimated Annual Savings: $3+ million): The current CEO, who was originally hired as a consultant 3 years ago earning approximately $300,000 per year, made $2,000,000 in CASH last year. He also made $2,000,000 in his first year as CEO. Other executives have also made much more than justified, especially given the company’s size, financial condition, and stock performance. The management team’s lack of basic understanding of the Zenoti platform and poor execution has already permanently cost the company and shareholders millions of dollars in Zenoti migration payments. We don’t have a problem paying executives for performance; but, given the Company’s indebtedness, compensation should be linked to achievements to increase EBITDA and should be significantly stock-based compensation.

3) Restructure the Board (Estimated Annual Savings: $1 million): The 7 independent directors don’t purchase shares in the Company and are each paid $200,000 per year. Almost $1,500,000 is paid to the Board annually. The stock component of last year’s board compensation consisted of options that represented almost 1.5 percent of outstanding shares. Comparable companies used in Regis’ proxy to justify this level of pay are much larger than Regis. Additionally, the Board is in violation of its own Corporate Governance tenure limit guidelines created to encourage new ideas. Three directors have served more than Regis’ corporate governance tenure limit of 10 years, including the Chairman of the Corporate Governance Committee. Another director is over the Company’s 75-year age limit at 78 years old and is serving their 9th year. This company requires at most five independent directors, each making significantly less.

4) Make stylist training more efficient (Estimated Annual Savings: $5 million): The Company has extended its training network significantly, costing millions of dollars. This is a departure from previous management’s vision of leveraging technology. The Company sends trainers, paying for flights and hotels to train just a small number of stylists. This large network is unnecessary and very costly. Technology can replace big pieces of this. If done correctly, seasoned stylists can be trained using technology as well as other programs.

5) Roll-off of Remaining Company Owned Stores (Estimated Annual Savings: $2 million): A large portion of the remaining company owned store leases terminate in January 2024 and will reduce costs going forward.

Regis is a simple business where the franchisees pay for advertising, training of new stylists, and growth CapEx to expand. We find it very difficult to see what comprises the $47 million in SG&A. Regis won’t break out its SG&A, but if the franchisees are paying for virtually everything, using $47 million to significantly overpay employees, throw parties, and extend an unnecessary training network is irresponsible and needs to be stopped for the benefit of stockholders and other stakeholders.

In summary, we believe management needs new governance to make sure incentives are aligned, spending is rational, and franchisees have the technology needed to compete in a competitive industry. The Company has time before its debt maturity to increase cash flow, pay down debt, and improve refinancing prospects. Current management’s plan to presently pursue a strategic deal, before curtailing spending and addressing operational support issues, could relieve financial pressure but could be papering over the structural problems of misaligned incentives and poor governance, ultimately jeopardizing all stakeholders.

We would like to work with the Board to strengthen governance. Positioning Regis Corporation for success includes right-sizing the Board, retiring four board members to encourage new ideas (i.e., the purpose of the tenure limit guidelines), and choosing new board members who have extensive experience in strategy development, leading edge technology implementation, and raising capital. We are asking for two seats to bring these skills to the Board.

We would like a response to our suggested strategy and Board request within the next 7 to 10 days, and we are ready to engage constructively with senior management and the Board for the benefit of all stockholders.

Thank you. Regards,

/s/ William Charters
WILLIAM CHARTERS

/s/ Stephen Salvadore
STEPHEN SALVADORE

/s/ Gary Wyetzner
GARY WYETZNER